Riley Exploration Permian, Inc.
29 East Reno Ave., Suite 500
Oklahoma City, OK 73104
Phone: 405.415.8699
www.rileypermian.com
May 23, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Attention: Anuja Majmudar

Re:    Riley Exploration Permian, Inc. (the “Registrant”)
Registration Statement on Form S-3, File No. 333-279327

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-279327), filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on May 10, 2024 (the “Registration Statement”). Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Registrant respectfully requests that the effective date for the Registration Statement be accelerated to May 27, 2024 at 4:30 p.m., Eastern Time or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Amy Curtis at Holland & Knight LLP, at 214-969-1763.

We understand that the staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Amy Curtis of Holland & Knight LLP at the number set forth above.

Sincerely,

Riley Permian Exploration, Inc.

By:	/s/ Philip Riley
Philip Riley
Chief Financial Officer
cc:    Beth di Santo, Esq., di Santo Law PLLC
Amy R. Curtis, Holland & Knight LLP